Exhibit 99.1

Aurinia Announces 24 Week Remission Rates from the First Seven Patients in its Open Label AURION Study in Lupus Nephritis (LN)

57% (4/7) have achieved a complete remission as measured by a urinary protein creatinine ratio of ≤ 0.5mg/mg, eGFR within 20% of baseline and concomitant steroid dose of < 5mg/day

VICTORIA, British Columbia--(BUSINESS WIRE)--June 28, 2016--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH)(TSX:AUP) (“Aurinia” or the “Company”) announced today that it has completed an analysis of the first 7 patients to complete 24 weeks in its open-label AURION (Aurinia early Urinary protein Reduction Predicts Response) study. At 24 weeks 57% (4/7) of patients continued to be in complete remission as measured by a urinary protein creatinine ratio of ≤ 0.5mg/mg, eGFR within 20% of baseline and concomitant steroid dose of less than 5mg/day. Among these seven AURION patients there was a 54% mean reduction in proteinuria at 24 weeks compared to pre-treatment levels along with consistent improvements in C3, C4 and anti-DS DNA. Renal function as measured by eGFR remained stable and no new safety signals were observed.

LN is a subset of systemic lupus erythematosus and is known to be one of the more difficult forms of this disease to treat. In AURION the remission criteria was nearly identical to that of the Company’s AURA study which is a 265 patient adequate and well controlled trial that completed enrollment in January of this year. This study is due to report primary results later this summer.

“It appears that these data continue to support the hypothesis that biomarkers at 8 weeks can potentially predict renal response at 24 weeks.” said Dr. Neil Solomons, MD, Chief Medical Officer of Aurinia. “We’re seeing a reduction in disease activity that is consistent across the biomarker panel.”

“We are encouraged by the impressive remission rates achieved in AURION to date and look forward to releasing the AURA data later this summer.” said Charles Rowland, Chief Executive Officer of Aurinia. “If the AURION data is reproduced in the AURA study it may lead to a paradigm shift in the treatment of LN patients in that voclosporin in combination with Mycophenolate Mofetil and low dose steroids can be used to achieve higher rates of complete remission than existing treatment approaches.”

The Company has incorporated this data into its most recent corporate presentation which can be found at www.auriniapharma.com.

The Company will continue to review the AURION data and release more information as it becomes available.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. The fully-enrolled Phase 2b AURA-LV clinical trial is evaluating the efficacy of its lead drug, voclosporin, as a treatment for active LN. LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,000 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification appears to result in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

About AURA:

The AURA–LV study or “Aurinia Urine Protein Reduction in Active Lupus Nephritis Study” is an adequate and well-controlled clinical trial that enrolled 265 patients and is being conducted in over 20 countries worldwide. This trial will compare the efficacy of voclosporin against placebo in achieving remission in patients with active lupus nephritis. The AURA-LV study is designed to demonstrate that voclosporin can induce a rapid and sustained reduction of proteinuria in the presence of extremely low steroid exposure. It will compare two dosage groups of voclosporin (23.7mg and 39.5mg) compared to placebo, with all patients receiving mycophenolate mofetil (MMF) and oral corticosteroids as background therapy. There will be a primary analysis to determine complete remission at week 24 (confirmed at 26 weeks) and various secondary analyses at week 48 which include biomarkers and markers of non-renal SLE.

About AURION:

The AURION study or “Aurinia Early Urinary Protein Reduction Predicts Response Study” is an open label, exploratory study being conducted in multiple sites in Malaysia to assess the short term predictors of response using voclosporin (23.7mg) in combination with mycophenolate mofetil and oral corticosteroids in patients with active lupus nephritis. This study will examine biomarkers of disease activity at 8 weeks and their ability to predict response at 24 and 48 weeks.

We seek Safe Harbor.

CONTACT:
For More Information:
Aurinia Pharmaceuticals Inc.
Mr. Michael Martin, 250-708-4272
Chief Operating Officer
mmartin@auriniapharma.com
or
Renmark Financial Communications Inc.
Barry Mire, 416-644-2020
bmire@renmarkfinancial.com
or
Laura Welsh, 514-939-3989
lwelsh@renmarkfinancial.com